

November 17, 2022

Jason Lublin
Chief Financial Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

  Re: Endeavor Group Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed March 16, 2022
    File No. 001-40373

Dear Jason Lublin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45

1. Please tell us why you exclude the "net loss attributable to Endeavor Operating Company, LLC prior to the reorganization transactions" line item in the adjusted net income reconciliation for 2021, when your other non-GAAP adjustments appear to represent your performance for the entire 2021 period. Also, tell us why this line item is treated differently in your adjusted net income reconciliations for 2020 and 2019.

2. Please expand your disclosure to clarify how you determined the "tax effects of adjustments" in calculating the adjusted net income in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Liquidity and Capital Resources
Cash Flows Overview, page 50

3.   Net income, adjusted for non-cash items, appears to represent a non-GAAP measure. Please remove it or provide the disclosures required by Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services